April 20, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Sonia Bednarowski
Nolan McWilliams

Re:	Netcapital Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 8, 2022
File No. 333-262285

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Netcapital Inc., a Utah corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 18, 2022 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Registration Statement on Form S-1

General

1.	Refer to your response to comments 1 and 4. You state here and on page 32 that you are exploring various alternatives to provide issuers and investors on your portal with the potential for greater distribution and liquidity for secondary offerings, including engaging a broker dealer that operates an Alternative Trading System. Please tell us whether you have plans to register under Regulation ATS in connection with adopting a Secondary Transfer Feature for users of your platform. To the extent that you do not intend to register as an ATS or do not engage a registered broker dealer, please tell why you are not required to register and how your activities in this regard will be consistent with the limited permitted activities by funding portals in Regulation Crowdfunding.

RESPONSE:

While we are not currently engaged in any active discussion with any broker-dealers which operate an Alternative Trading System (ATS), we are still exploring various alternatives to provide issuers and investors on our portal with the potential for greater distribution and liquidity for secondary offerings. This includes, but it not limited to, engaging in discussions with broker dealers that operate an ATS as we have stated in our registration statement. In the event that we do in fact engage a broker-dealer that operates an ATS (or if we determine to form our own broker-dealer entity for this purpose), we recognize that we will need to comply with the provisions of Regulation ATS. Further, we acknowledge that we may need to register under Regulation ATS should our secondary trading feature use any non-discretionary methods under which any orders to purchase or sell a security interact with each other. Given that we do not currently have the framework for any such secondary trading feature determined, we respectfully submit that we are unable at this time to state whether registration under Regulation ATS will be required in the future.

Sincerely,

Netcapital Inc.

/s/ Cecilia Lenk
By:Cecilia	Lenk
Title: CEO